Exhibit 12

Computation of Ratios of Earnings to Fixed Charges

Years Ended December 31,
(in millions, except ratios)	2003	2002	2001	2000	1999

Income before income taxes, minority interest and cumulative effect of accounting changes	$13,908	$8,142	$8,139	$10,023	$9,399
Less – Equity income of less than 50% owned persons	148	132	15	9	22
Add – Dividends from less than 50% owned persons	13	13	3	3	13

	13,773	8,023	8,127	10,017	9,390
Add – Fixed charges	5,861	5,291	5,632	5,072	3,936
Less – Capitalized interest	52	61	71	69	60

Income before income taxes, minority interest, cumulative effect of accounting changes and fixed charges	$19,582	$13,253	$13,688	$15,020	$13,266

Fixed charges:
Interest costs	$5,687	$5,123	$5,475	$4,935	$3,806
Rental expense*	174	168	157	137	130

Total fixed charges	$5,861	$5,291	$5,632	$5,072	$3,936

Ratio of earnings to fixed charges	3.34	2.50	2.43	2.96	3.37

Secondary Ratio

Interest credited to GIC and GIA policy and contract holders	$3,759	$3,225	$3,320	$2,782	$1,973
Total fixed charges excluding interest credited to GIC and GIA policy and contract holders	$2,102	$2,066	$2,312	$2,290	$1,963

Secondary ratio of earnings to fixed charges	7.53	4.85	4.48	5.34	5.75

*	The proportion deemed representative of the interest factor.

The secondary ratio is disclosed for the convenience of fixed income investors and the rating agencies that serve them and is more comparable to the ratios disclosed by all issuers of fixed income securities. The secondary ratio removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contractholders. Such expenses are also removed from earnings used in this calculation. GICs and GIAs are entered into by AIG’s insurance subsidiaries, principally Sun America Life Insurance Company and AIG Financial Products Corp. and its subsidiaries, respectively. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. The assets acquired yield rates greater than the rates on the related policyholders obligation or contract, with the intent of earning a profit from the spread.

FORM 10-K : II- 6